

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

Mail Room 4561

October 27, 2006

Don L. Merrill, Jr.
Chief Executive Officer
Tootie Pie Company, Inc.
129 Industrial Drive
Boerne, Texas 78006

      Re: Tootie Pie Company, Inc.
              Amendment No. 2 to Registration Statement on the Form SB-2
              Filed October 18, 2006
              File No. 333-135702

Dear Mr. Merrill:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form SB-2

Determination of Offering Price, page 11

1. Please explain the $0.12 per share to $0.08 per share <u>range</u> of your book value per share <u>at</u> March 31, 2006.

<u>Directors, Executive Officers, Promoters and Control Persons, page 25</u>

2.   It appears that the following disclosure requires clarification: "For the most
       recent five year period, from 2006 to 2005, Mr. Merrill was self-employed
       serving as a consultant as describe above." Please disclose Mr. Merrill's
       experience from 2001 to 2006.

<u>Security Ownership of Certain Beneficial Owners and Management, page 27</u>

3.   We note your response to prior comment 20. Please provide clarifying disclosure
       in the registration statement.

<u>Description of Business, page 29</u>

<u>History, page 25</u>

4.   We acknowledge your response to prior comment 23, and will look in future
       amendments for the material agreement relating to the purchase of certain assets
       from Ms. Feagan. In addition, please tell us whether you purchased the rights to
       use the "Tootie Pie" name in this transaction.

<u>Customers, page 32</u>

5.   We note your response to prior comment 27 and reissue it in part. Please revise
       this section to name any customers who accounts for more than 10% of your total
       revenues. In this regard, we note your discussion in the risk factors section
       regarding sales to Sysco Food Services of San Antonio and Ben E. Keith Food
       Services of San Antonio.

<u>Management Discussion and Analysis or Plan of Operation, page 35</u>

6.   Please disclose the services provided to you by Hanks Brokerage Company.

<u>Financial Statements</u>

7.   We note your response to our previous comment no. 36 where you indicate that
       the financial statements were adjusted to properly reflect the additional purchase
       price of $72,000 related to the shares issued to Mrs. Feagan and Bobbie Keese.
       Tell us why you have not identified your financial statements as restated or
       disclosed the impact of the restatement in the related notes and why the auditor's
       opinion does not refer to the restatement. We refer you to APB 20, AU 561.06
       and SAB Topic 1M.

8.   Also, explain why the share value of $72,000 as indicated in your response is reflected as $72,600 in your Statement of Changes in Stockholders' Equity.

Note 2 – Purchase of Certain Assets, page F-9

9.   We note your response to our previous comment no. 36 where you indicate that the Company issued 600,000 shares of common stock (200,000 to Ruby Feagan and 400,000 to Bobbie Keese) in consideration for the purchase price of Tootie Pies. In several places throughout your document (i.e. pages 12 and 45) you indicate that Ruby Feagan received 220,000 shares as a portion of the purchase price, while elsewhere (i.e. Note 2) you indicate that she received 200,000. Please explain the reason for the 20,000 discrepancy or revise your disclosures accordingly.

10.   With regards to the $0.12 per share value assigned to these share issuances, the Staff will continue to analyze this valuation based on your response to our additional comments under Note 4 below.

Note 4 – Stockholders' Equity, page F-10

11.   Please continue to provide us with updates to the information requested in prior comments no. 33 and 37 as it relates to all equity related transactions subsequent to this request through the effective date of the registration statement.

12.   We note your response to our previous comment no. 34 with regards to your valuation of the common stock issued in exchange for services in December 2005, February 2006 and June 2006 and we have the following additional comments:
- You indicate that the Company used a combination of the Company's recent private placement sales of common stock and the current-value method as discussed in the Practice Aid. Explain in further detail how you applied the current-value method in your analysis.
- With regards to the values as obtained by recent private placement sales, please explain why you are using an average of the sales prices from inception to March 31, 2006. In this regard, we note the Company sold stock in a private placement in October 2005 at $0.25 per share and June 2006 at $0.40 per share. Explain why you did not use the October sales price in your analysis of the December 2005 issuances of stock for services and likewise the June sales price in your analysis for the June issuances as each of these private placements took place at or near your issuance of stock in exchange for services.
- You indicate that the private placement shares were effectively diluted by 50%. Please explain your basis for this statement. Tell us why you do not

> believe that the cash price paid by a willing investor at or near the time of issuance is a strong indicator of the value of your Company.
>
> - You indicate that each of the private placement shares had two attached warrants for the purchase of additional shares of common stock (at $0.50 and $1.00 per share). Tell us how you factored in the value of the warrants in determining the portion of the per sale share price to be allocated to the value of your common stock in your analysis.
> - Tell us whether you prepared your valuations contemporaneously or retrospectively.

13.   Revise to include the disclosure requirements of paragraphs 179 – 182 of the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" in your Management's Discussion and Analysis or Plan of Operation discussion.

14.   We note your response to our previous comment no. 37 where you indicate that the $0.12 per share exercise price of the stock options granted on December 31, 2005 equaled the fair value of the underlying common stock at the date of grant. Please note that the Staff will continue to analyze this valuation based on your response to our additional comments above.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathleen Collins, Branch Chief – Accounting, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or Anne Nguyen Parker, Special Counsel, at (202) 551-3611 with any other questions. If you need further assistance, you may contact the undersigned at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (617) 243-0066
        Amy Trombly
        Trombly Business Law
        Telephone: (617) 243-0060